Exhibit 23.9
Consent of Valuator
We hereby consent to the use of our formal valuation and fairness opinion dated December 5, 2006 relating to Tone Resources Ltd. and US Gold Acquisition Corp., which appears in the Registration Statement on Form S-4, as amended, of U.S. Gold Corporation and US Gold Acquisition Corporation for the registration of shares of U.S. Gold Common Stock and exchangeable shares of US Gold Canadian Acquisition Corporation and the prospectus relating to the offer by U.S. Gold Corporation and US Gold Acquisition Corporation to purchase all of the outstanding common shares of Tone Resources Ltd. We also consent to the reference to us under the headings “Experts” and “Valuation and Fairness Opinion” in such filings.
/s/ Northern Securities Inc.
Northern Securities Inc.
Toronto, Ontario, Canada
Dated December 7, 2006